SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

NOTICE TO THE MARKET

´

NU HOLDINGS LTD.

Grand Cayman, Cayman Islands, April 19, 2024 - Nu Holdings Ltd. ("Nu" or the "Company") (NYSE: NU) hereby informs its shareholders and the market that it has filed today, April 19, its Annual Report on Form 20-F (“Form 20-F”) with the U.S. Securities and Exchange Commission ("SEC"). This document refers to the fiscal year ended December 31, 2023.

The documents have been posted on our Investor Relations website: https://www.investidores.nu/en/

Company shareholders may receive a hard copy of the Form 20-F, which contains our complete audited financial statements, free of charge, upon request. Requests should be directed to:

Investor Relations
Jörg Friedemann

investors@nubank.com.br

 Media Relations
Leila Suwwan
press@nubank.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  April 19, 2024